UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2007

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:                                                         Form 20-F  ☐        40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes:  ☐  No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: November 9, 2007

SIERRA WIRELESS, INC.

THIRD QUARTER REPORT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

SIERRA WIRELESS, INC.

REPORT TO SHAREHOLDERS

During the third quarter of 2007, we continued to see strong momentum in our business and achieved record quarterly revenue and earnings.

The strong results were driven by a number of factors, including continued solid shipments of our AirCard products, growth in our OEM business and a full quarter of contribution from AirLink. As anticipated, AirLink, which we acquired on May 25, 2007, has had a positive impact on our gross margin and was accretive in the third quarter of 2007.

Our quarterly results also benefited from launches of EV-DO and our new HSUPA products with operators around the world.  The move to HSUPA technology offers important new benefits to mobile data customers, enabling them to send email attachments, upload information and transmit data significantly faster than they could with earlier network technologies. We expect our HSUPA products, which include ExpressCards, USB modems and embedded modules, will be strong contributors to our financial results in the coming months.

Early in the fourth quarter, we also achieved an important strategic milestone, closing a new equity issue that raised gross proceeds of US$85.1 million from the issue of 3.8 million common shares. We intend to use the net proceeds from this transaction to help fuel the execution of our corporate strategy, including potential acquisitions.

Q3 2007 Results Compared to Q3 2006

For the three months ended September 30, 2007, our revenue increased by 112% to $111.5 million, from $52.5 million in the third quarter of 2006. This increase was primarily related to the positive impact of our new mobile broadband USB modems, increased sales of our embedded modules and a full quarter of revenue contribution from the AirLink business. During the third quarter, AirLink contributed revenue of $9.5 million at a gross margin of 53.2%.

During the quarter, our gross margin increased to $33.1 million from $15.9 million, or 29.7% of revenue, compared to 30.2% for the same period in 2006. Third quarter operating expenses increased to $21.4 million, compared to $15.8 million in 2006, driven by new product development and launch expenses, as the well as the addition of AirLink for the first full quarter. Net earnings for the third quarter also increased significantly to $9.0 million, or diluted earnings per share of $0.33, from $1.1 million, or diluted earnings per share of $0.04 in the third quarter of 2006.

Q3 Results Compared to Guidance

Our third quarter results exceeded guidance levels. Revenue of $111.5 million was higher than our guidance of $109.0 million. Earnings from operations of $11.6 million exceeded our guidance of $9.4 million. Net earnings of $9.0 million, or diluted earnings per share of $0.33, were also better than our guidance of net earnings of $7.6 million, or diluted earnings per share of $0.27.

Business Developments

The third quarter of 2007 included the following business developments:

•                  Our AirCard® 595U USB modem, which plugs directly into the USB port of most laptop and desktop computers, became commercially available for use on Verizon’s BroadbandAccess service.

•                  Together with Telecom New Zealand, we announced the availability of our AirCard 595U USB modem and AirCard 597E ExpressCard for use on Telecom’s Mobile Broadband service.

•                  We announced that our AirCard 595 PC card and two of our new AirLink intelligent modem products, the PinPoint X and Raven X, became commercially available in Canada for use on Bell Mobility’s high-speed EV-DO Rev A network.

•                  Our first commercial HSUPA products, the AirCard 880U USB modem and the AirCard 880E ExpressCard, became commercially available in Australia for use on Telstra’s enhanced Next G™ service, the world’s first nation-wide HSUPA network.

•                  Together with Fujitsu PC Asia Pacific, we announced that our MC8780 embedded module has been integrated into Fujitsu’s new LifeBook P7230 and S6410 notebook computers to provide HSUPA mobile broadband connectivity.  Both platforms are now commercially available in Hong Kong for use on the SmarTone-Vodafone network and in Japan for use on the NTT DoCoMo network.

•                  On September 19, 2007, we announced a bought deal to raise gross proceeds of US$78.4 million from the sale of 3,500,000 common shares in the United States and Canada at a price of US$22.40 per share.  On October 2, 2007, we closed the offering and sold 3,800,000 common shares from treasury, which included 300,000 shares issued under an over-allotment option.  Gross proceeds of this offering totaled US$85.1 million, with net proceeds expected to be used for general corporate purposes, working capital and potential future acquisitions.

Outlook

Our outlook for the balance of 2007 is positive. We believe the long-term prospects for the wide area wireless for mobile computing and wireless M2M markets remain strong, as mobile broadband networks continue to deploy around the world, wireless operators ramp up their promotional campaigns, affordability increases and consumer awareness grows.

We are entering the fourth quarter with continued momentum, given strong demand and record reported channel sell through.  We expect that this momentum, combined with good visibility and the launch of new HSUPA products, will help drive continued revenue growth and improving profitability in the fourth quarter of 2007.  I look forward to reporting our 12-month results in the new year.

/s/ Jason W. Cohenour
Jason W. Cohenour
President and Chief Executive Officer

____________________________________________________________________________________

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of November 7, 2007, has been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and machine-to-machine (M2M) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and high value fixed and mobile wireless data solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development, leveraging our expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other mobile computing devices. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

We believe that wide area wireless for mobile computing and wireless M2M are both rapidly growing markets.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans, growing customer awareness of mobile broadband and compelling return on investment rationale for users.  Given our extensive experience in wireless data, mobile computing and M2M, we believe that we are well positioned to benefit from the rapid growth in our key market segments.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications. Our rugged mobile and M2M products are primarily used in the public safety, oil & gas, utility and transaction processing markets.  We sell our products primarily through indirect channels, including wireless operators, value added resellers and OEMs.

During 2006, we launched eight new products, including our UMTS/HSPA AirCard® 875, UMTS/HSPA MC8775 embedded module, EV-DO Revision A AirCard 595 and EV-DO Revision A MC5725 embedded module.  These new product launches contributed significantly to our record annual revenue of $221.3 million for 2006.  We also expanded our global channels of distribution, adding important wireless operator channels like Orange, O2, Telefonica and Telstra, while solidifying our position with key existing customers such as AT&T (formerly Cingular Wireless), Sprint and Verizon.  We also expanded our OEM channels and, by the end of the 2006, had design wins with twelve PC OEM customers across multiple airlinks.

In the first half of 2007, we began commercial shipments of five new products, including our UMTS/HSPA and CDMA EV-DO Rev A rugged mobile products, our UMTS/HSPA USB modems and our CDMA EV-DO Rev A USB modems and ExpressCards.  We also introduced new AirCards and embedded modules for HSUPA networks that will offer significant speed advantages over current HSDPA networks.

On May 25, 2007, we completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately held developer and supplier of high value fixed and mobile wireless data solutions.  The acquisition is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions. The acquisition of AirLink also strengthens our position in the rugged mobile and M2M segments, both of which represent potentially high growth opportunities.  We paid cash consideration of $12.0 million and issued approximately 1.3 million common shares of Sierra Wireless to the shareholders of AirLink.  Our third quarter 2007 consolidated results include AirLink revenue of $9.5 million at a 53.2% gross margin.

On September 19, 2007, we announced a bought deal to raise gross proceeds of $78.4 million from the sale of 3,500,000 common shares in the United States and Canada at a price of $22.40 per share (the “Offering”).  We granted the underwriters an option to purchase up to an additional 525,000 common shares at the offering price during the period ending 30 days from the closing of the Offering.   The Offering closed on October 2, 2007, subsequent to

the third quarter.  Under the Offering, we sold 3,800,000 common shares from treasury, which included 300,000 shares issuable upon the exercise by the underwriters of the over-allotment option.  Gross proceeds of this offering were $85.1 million. We expect to use the net proceeds from the Offering for general corporate purposes, working capital and potential future acquisitions.

In the third quarter of 2007, our revenue increased 112% to a quarterly record of $111.5 million, compared to $52.5 million in the same period of 2006.  Gross margin for the third quarter of 2007 was 29.7%, compared to 30.2% in the same period of 2006.  Earnings from operations for the third quarter of 2007 were $11.6 million, or 10.4% of revenue, compared to $0.1 million, or 0.2% of revenue in the same period of 2006.  Net earnings increased 746% to $9.0 million, or diluted earnings per share of $0.33 in the third quarter of 2007, compared to net earnings of $1.1 million, or diluted earnings per share of $0.04 in the same period of 2006.  Net earnings for the third quarter of 2007 and the third quarter of 2006 include stock-based compensation expense of $1.5 million and $1.0 million, respectively.

Our balance sheet remains strong, with $102.8 million of cash, cash equivalents and short and long term investments at September 30, 2007, compared to $87.0 million at December 31, 2006. Our cash balance increased to approximately $184.5 million after the closing of our Offering on October 2, 2007.  For the three months ended September 30, 2007, cash of $14.2 million was provided by operations, compared to cash used by operations of $4.3 million in the same period of 2006.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of mobile broadband networks by wireless operators, technology transitions in both CDMA EV-DO and UMTS/HSPA, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success OEMs achieve with sales of embedded solutions to end customers, our ability to secure future design wins with both existing and new OEM customers, our ability to compete effectively and our successful integration of AirLink. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

We launched a considerable number of new products during 2006 and in the first nine months of 2007.  Our rejuvenated product line, expanded roster of sales channels, the addition of AirLink and strong market growth underpin our expectation of solid revenue growth and continued profitability in 2007.  Specific product development and business development initiatives include:

AirCard Products:

PC Cards: We continue to supply UMTS/HSPA PC cards to several wireless operators around the world, including AT&T in the US, Telstra in Australia, debitel in Germany, Bouygues Telecom and Orange in France, O2 and Orange in the UK, Swisscom Mobile and sunrise in Switzerland, Telefonica in Spain, ONE in Austria and to several other operators in the EMEA region.

We began shipping our new CDMA EV-DO ExpressCards, built for notebook computers with ExpressCard expansion slots, to Sprint in North America and Telecom New Zealand in the Asia-Pacific region during the second quarter of 2007.

We introduced our PC cards and ExpressCards for HSUPA networks during the first quarter of 2007.  HSUPA AirCards offer significant speed advantages over our current HSDPA AirCards with a maximum theoretical downlink speed of up to 7.2 Mbps and uplink speed of up to 2 Mbps.  In the third quarter of 2007, we commenced commercial shipments of our new HSUPA ExpressCard to Telstra and launched our new HSUPA PC card with AT&T.

USB Wireless Modems:  Our USB wireless modems plug into the USB ports of both notebook and desktop computers.  Late in the first quarter of 2007, we began commercial shipments of our AirCard 875U for HSDPA networks.  In the second quarter of 2007, we began commercial shipments of our AirCard 595U for EV-DO Rev A networks to Sprint and our AirCard 875U for HSDPA networks to AT&T and to O2 in the UK.  We also launched our AirCard 595U with Telecom New Zealand and Telus.  In the third quarter of 2007, we began commercial shipments of our AirCard 595U to Verizon Wireless.  We also introduced our USB modems for HSUPA networks and commenced commercial shipments to Telstra in the third quarter of 2007.  We believe that form factor design is an important differentiator among USB products.  We expect that the timing of the introduction of new USB form factors by ourselves and our competitors may lead to volatility in our revenue on a quarterly basis, as new form factors enter the market at different times.

Continued success with our AirCard products will depend in part on our ability to develop AirCard products that meet our customers’ evolving design, schedule and price requirements.

Embedded Modules:

We currently have embedded module design wins with twelve notebook computer manufacturers (“PC OEM”) customers, including Lenovo, HP, Panasonic, Fujitsu-Siemens Computers, ASUSTeK Computers, Dialogue Technology Corp., Flipstart Labs and Itronix, a division of General Dynamics.  Our design wins span multiple generations of both CDMA EV-DO and HSDPA/HSUPA technologies.  Ten of our PC OEM customers currently have commercially available products featuring our embedded mobile broadband solutions.  PC OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.   While we have been successful securing many design wins, we are not guaranteed future design wins.  Our continued success in the PC OEM market will continue to depend on end customer adoption as well as our ability to develop products that meet our customers’ design, schedule and price requirements.

We continue to have a solid position with our non-PC OEM customers providing solutions for a variety of applications, including design wins for fixed wireless terminal solutions.  In the first quarter of 2007, we announced that Cisco Systems selected our embedded modules for its Integrated Service Routers for enterprise disaster recovery and rapid deployment applications.  We also have design wins with Ericsson, Digi and others for fixed wireless terminal and router solutions.

We introduced our MC8780/8781 embedded modules for HSUPA networks during the first quarter of 2007 and began commercial shipments in the third quarter of 2007.  Fujitsu launched notebook platforms incorporating our new HSUPA modules in Hong Kong on SmarTone-Vodafone and in Japan on the NTT DoCoMo network.  Our launch with Fujitsu on NTT DoCoMo marks our initial commercial entry into the Japanese market.

Rugged Mobile and M2M Products:

Our rugged mobile products are sold to public safety and field service organizations and are among our highest gross margin products.  We experienced a decline in sales of products in this segment in 2006 as a result of not being able to offer 3G products to our customers.  Late in the first quarter of 2007, we began initial commercial shipments of both our MP 595 for EV-DO Rev A networks and MP 875 for UMTS/HSPA 3.6 Mbps networks.  The MP 595 is now certified for use on the Sprint Mobile Broadband Network and the MP 875 is certified for use on AT&T’s BroadbandConnect network.  We completed the acquisition of AirLink on May 25, 2007.  During the second quarter of 2007, AirLink introduced the PinPoint X and Raven X, a new line of intelligent modems.  Both of these products have been certified and are commercially available for use on the Verizon Wireless and Bell Mobility EV-DO Rev A networks.

With the launch of our new rugged mobile products and the addition of AirLink’s high value fixed and mobile wireless data solutions for industrial and public safety applications, we expect the rugged mobile and M2M segments of our business to grow and positively impact our financial results.

Results of Operations

The following table sets forth our operating results for the three and nine months ended September 30, 2007 and 2006, expressed as a percentage of revenue:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	70.3	69.8	71.9	66.4
Gross margin	29.7	30.2	28.1	33.6
Expenses
Sales and marketing	5.3	5.4	4.9	6.7
Research and development	8.7	16.8	10.2	16.5
Administration	4.1	6.5	3.7	6.2
Amortization	1.1	1.3	1.0	1.5
	19.2	30.0	19.8	30.9
Earnings from operations	10.5	0.2	8.3	2.7

Other income	0.6	2.2	0.9	2.4
Earnings before income taxes	11.1	2.4	9.2	5.1

Income tax expense	3.0	0.4	2.3	0.2
Net earnings	8.1%	2.0%	6.9%	4.9%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Revenue by product
AirCards	65%	69%	72%	71%
Embedded modules	25	26	21	23
Mobile and M2M	9	3	5	4
Other	1	2	2	2
	100%	100%	100%	100%

Revenue by distribution channel
Wireless carriers	55%	49%	60%	51
OEM	10	14	9	12
PC OEM	14	13	12	12
Resellers	21	23	19	24
Direct and other	—	1	—	1
	100%	100%	100%	100

Revenue by geographical region
Americas	72%	64%	71%	68%
Europe, Middle East and Africa (“EMEA”)	8	14	12	15
Asia-Pacific	20	22	17	17
	100%	100%	100%	100%

Results of Operations — Three Months Ended September 30, 2007 Compared to Three Months Ended September 30, 2006

Revenue

Revenue amounted to a record $111.5 million for the three months ended September 30, 2007, compared to $52.5 million in the same period of 2006, an increase of 112%.  The increase in year over year revenue was primarily a result of the launch of our new mobile broadband USB modems, an increase in sales of embedded modules and the first full quarter of mobile and M2M product revenue from the AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 72%, 8% and 20%, respectively, of our total revenue in the third quarter of 2007 and 64%, 14% and 22%, respectively, in the same period of 2006.  Our North American business increased by 137% in the third quarter of 2007 compared to the prior year primarily as a result of sales of our UMTS/HSPA and CDMA EV-DO Rev A USB modems, as well as sales of our M2M products from the AirLink acquisition.  In Europe, revenue increased by 27% in the third quarter of 2007, compared to the same period of 2006, primarily as a result of higher sales of our UMTS/HSPA embedded modules to PC OEM customers.  Our business in the Asia-Pacific region increased 93% in the third quarter of 2007, compared to the same period of 2006, due primarily to an increase in sales of our UMTS/HSPA AirCards and sales of embedded modules to PC OEM customers.

In the third quarter of 2007, AT&T (formerly Cingular Wireless), Sprint and Verizon Wireless each accounted for more than 10% of our revenue and, in the aggregate, these three customers represented approximately 51% of our revenue.  In the third quarter of 2006, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 48% of our revenue.

Recent product launches, combined with a growing market, further channel expansion, the addition of AirLink and new product launches underpin our expectation of revenue growth in the fourth quarter 2007.

Gross margin

Gross margin amounted to $33.1 million in the third quarter of 2007, or 29.7% of revenue, compared to $15.9 million, or 30.2% of revenue, in the third quarter of 2006. Our gross margin remained stable compared to the prior year.  Stock-based compensation expense included in gross margin for each of the third quarters of 2007 and 2006 was $0.1 million.

Our gross margin increased during the third quarter of 2007, compared to the first half of 2007, reflecting product cost reductions and favorable product mix, including a full quarter of the higher margin AirLink products.  We expect that our gross margin will fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

Sales and marketing

Sales and marketing expenses were $6.0 million in the third quarter of 2007, compared to $2.8 million in the same period of 2006, an increase of 111%.  The increase in sales and marketing expenses is due to new product launch costs, increased selling costs and the addition of staff and costs from the AirLink acquisition.  Stock-based compensation included in sales and marketing expenses for the third quarter of 2007 was $0.3 million, compared to a positive adjustment of $0.2 million in 2006.  Sales and marketing expenses as a percentage of revenue were stable at 5.3% in the third quarter of 2007, compared to 5.4% in the same period of 2006.  While managing sales and marketing expenses relative to revenue, we expect to continue to make selected investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development

Research and development expenses amounted to $9.7 million in the third quarter of 2007, compared to $8.8 million in the third quarter of 2006, an increase of approximately 10%.  The increase is due to the continued investment in new product development and certification activities, the addition of staff and projects from the AirLink acquisition and an increase in repayments of repayable government research and development funding.  Stock-based compensation expense included in research and development expense was $0.3 million in the third quarter of 2007, compared to $0.2 million in the same period of 2006.

Research and development expenses, excluding government research and development funding repayments, were $8.6 million, or 7.7% of revenue in the third quarter of 2007, compared to $8.4 million, or 15.9% of revenue in the same period of 2006.  The decrease in research and development costs as a percentage of revenue is primarily due to the increase in revenue for third quarter of 2007.

We expect research and development expenses to grow on an absolute basis during the fourth quarter of 2007 as we continue to invest in new product development.

Administration

Administration expenses amounted to $4.5 million, or 4.1% of revenue, in the third quarter of 2007, compared to $3.4 million, or 6.5% of revenue, in the third quarter of 2006.  The increase in administration costs is due to additional costs to support our corporate growth and the addition of staff from the AirLink acquisition.  Stock-based compensation expense included in administration expense was $0.8 million in the third quarter of 2007, compared to $0.9 million in the same period of 2006.

Other income

Other income was $0.7 million in the third quarter of 2007, compared to $1.1 million in the same period of 2006.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This decrease is primarily due to a foreign exchange loss of $0.3 million in the third quarter of 2007, compared to no foreign exchange loss in the same period of 2006.

Income tax expense

Income tax expense was $3.3 million in the third quarter of 2007, compared to $0.2 million in the same period of 2006.  The increase in income tax expense is due to an increase in taxable income in 2007 and the reduction of available loss carry forwards.  Income tax expense includes $0.6 million of deferred income tax expense in the third quarter of 2007, compared to nil in the same period of 2006.

Net earnings

Our net earnings amounted to $9.0 million, or diluted earnings per share of $0.33, in the three months ended September 30, 2007, compared to net earnings of $1.1 million, or diluted earnings per share of $0.04, in the same period of 2006.  Included in net earnings for the third quarter of 2007 is $1.5 million of stock-based compensation, compared to $1.0 million in the same period of 2006.

The weighted average diluted number of shares outstanding increased to 27.7 million in the third quarter of 2007, compared to 25.9 million in the same period of 2006.  The increase is primarily due to the issuance of 1.3 million shares for the acquisition of AirLink Communications, Inc. on May 25, 2007.

Results of Operations — Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Revenue

Revenue amounted to $304.3 million for the nine months ended September 30, 2007, compared to $153.0 million in the same period of 2006, an increase of 99%.  The increase in revenue was due primarily to an increase in sales of our UMTS/HSPA and CDMA EV-DO Rev A AirCards, including our new USB modems, an increase in embedded module sales and an increase in mobile and M2M revenue resulting from the AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 71%, 12% and 17%, respectively, of our total revenue for the first nine months of 2007 and 68%, 15% and 17%, respectively, in the same period of 2006.  Our North American business has increased by 105% compared to the prior year primarily as a result of an increase in sales of our UMTS/HSPA and CDMA EV-DO Rev A PC cards and USB modems.  In Europe, revenue increased by 68% compared to 2006 primarily as a result of higher sales of our UMTS/HSPA PC cards and sales of embedded modules to PC OEM customers.  Our business in the Asia-Pacific region has increased 100% in

2007, compared to 2006, due primarily to an increase in sales of our UMTS/HSPA USB modems and PC cards and sales of embedded modules to PC OEM customers.

In the nine months ended September 30, 2007, AT&T (formerly Cingular Wireless), Sprint and Verizon Wireless each accounted for more than 10% of our revenue and, in the aggregate, these three customers represented approximately 55% of our revenue.  In the nine months ended September 30, 2006, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 45% of our revenue.

Recent product launches, combined with a growing market, further channel expansion, the addition of AirLink and new product launches underpin our expectation of revenue growth in the fourth quarter 2007.

Gross margin

Gross margin amounted to $85.4 million in the nine months ended September 30, 2007, or 28.1% of revenue, compared to $51.4 million, or 33.6% of revenue, in the same period of 2006.  The decline in gross margin percentage resulted from sales of lower margin USB modems and generally lower margins for our mobile computing products as we transition from a low volume, high margin business model to a high volume, lower margin business model. This decrease is partially offset by the mobile and M2M products acquired from AirLink that yield higher margins.   Included in gross margin in the first nine months of 2007 and 2006 was $0.3 million of stock-based compensation expense.

Sales and marketing

Sales and marketing expenses were $15.0 million in the nine months ended September 30, 2007, compared to $10.3 million in the same period of 2006, an increase of 45%.  The increase in sales and marketing costs is due primarily to the costs associated with new product launches and tradeshows, as well as the addition of staff and costs from the AirLink acquisition.  Stock-based compensation expense in the first nine months of 2007 was $0.6 million, compared to $0.4 million in the same period of 2006.  Sales and marketing expenses as a percentage of revenue decreased to 4.9% in the first three quarters of 2007, compared to 6.7% in the same period of 2006, due primarily to the increase in revenue in the first nine months of 2007.  While managing sales and marketing expenses relative to revenue, we expect to continue to make selected investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development

Research and development expenses amounted to $31.2 million in the nine months ended September 30, 2007, compared to $25.3 million in the same period of 2006, an increase of 23%.  The increase is due to the significant investment in new products being developed and launched in both CDMA EV-DO and HSDPA/HSUPA technologies, the writedown of a software license and an increase in repayments of repayable government research and development funding.  Included in research and development expense in the first three quarters of 2007 was $0.7 million of stock-based compensation expense, compared to $0.5 million in the same period of 2006.

Research and development expenses, excluding government research and development funding repayments, were $28.3 million, or 9.3% of revenue in the first nine months of 2007, compared to $23.9 million, or 15.6% of revenue in the same period of 2006.  The decrease in research and development costs as a percentage of revenue is primarily due to the increase in revenue in 2007.

We expect research and development expenses to grow during 2007 as we continue to invest in new product development.

Administration

Administration expenses amounted to $11.1 million, or 3.6% of revenue, in the nine months ended September 30, 2007, compared to $9.5 million, or 6.2% of revenue, in the same period of 2006.  The increase in administration costs is primarily due to an increase in costs to support our corporate growth, the addition of staff from the AirLink acquisition and the inclusion of $2.0 million of stock-based compensation for the first nine months of 2007, compared to $1.6 million in the same period of 2006.  This increase is partially offset by the recovery of legal costs of $0.6 million in the second quarter of 2007.

Other income

Other income was $2.8 million in the first nine months of 2007, compared to $3.6 million in the same period of 2006.  Other income includes interest income, interest expense and foreign exchange gains and losses.  The decrease is primarily due to a foreign exchange loss of $0.5 million in the first nine months of 2007, compared to a gain of $0.3 million in the same period of 2006.

Income tax expense

Income tax expense was $7.1 million in the first nine months of 2007, compared to $0.4 million in the same period of 2006.  The increase in income tax expense is due to an increase in taxable income in 2007 and the reduction of available loss carry forwards.  Income tax expense includes $0.7 million of deferred income tax expense in the third quarter of 2007, compared to nil in the same period of 2006.

Net earnings

Our net earnings amounted to $21.0 million, or diluted earnings per share of $0.78, in the nine months ended September 30, 2007, compared to net earnings of $7.4 million, or diluted earnings per share of $0.29, in the same period of 2006.  Included in net earnings for the first nine months of 2007 is $3.6 million of stock-based compensation, compared to $2.8 million in the same period of 2006.

The weighted average diluted number of shares outstanding increased to 26.8 million in the first nine months of 2007, compared to 25.9 million in the same period of 2006.  The increase is primarily due to the issuance of 1.3 million shares for the acquisition of AirLink Communications, Inc. on May 25, 2007.

Acquisition of AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  We subsequently changed the name of AirLink to Sierra Wireless AirLink Solutions, Inc.  The results of AirLink’s operations have been included in our consolidated financial statements since that date.

The acquisition combines AirLink, a leading provider of fixed, portable and mobile wireless connectivity devices, embedded software and remote device management software, with Sierra Wireless, a leading provider of wide area wireless solutions for mobile computing.  We expect the combined entity to be a leader in mobile computing as well as rugged, intelligent mobile and M2M connectivity solutions.  The acquisition is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions.

The aggregate purchase price was $31.2 million, including cash consideration of $12.0 million, 1,309,880 common shares valued at $17.6 million and costs related to the acquisition of $1.6 million.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

Income Tax

Effective January 1, 2007, we adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, entitled “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”).  This interpretation provides specific guidance on how income tax uncertainties should be reflected in the financial statements.  FIN 48 prescribes a recognition threshold and measurement method for the recognition of a tax position taken or expected to be taken in a tax return.  Additionally, FIN 48 provides guidance on the derecognition, measurement (according to the more likely than not criterion), classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions.  See discussion in “Critical Accounting Estimates” below.

Upon the adoption of FIN 48, only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized.  We have analyzed our tax positions in accordance with FIN 48 and have concluded that there is no impact to our opening deficit.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., was named as a defendant in a class action complaint, filed in the U.S. District Court for the Central District of California, for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The settlement of this litigation was approved by the court in February 2007 and the appeal period, in respect of such decision, has expired.  The settlement was recorded in the first quarter of 2007 and had no net effect on our income statement.

The Company and certain of its current and former officers were named as defendants in several class action complaints for alleged violations of federal securities laws which were consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York.  The defendants filed a motion to dismiss on April 7, 2006 and on May 15, 2007 the court dismissed the complaints in their entirety.  The appeal period, in respect of such decision, has expired.  This litigation is concluded. During 2005, we determined that it was probable that the legal costs related to these complaints might exceed our policy retention amount of $1.0 million.  Accordingly, we expensed $1.0 million in 2005.  We expect that our legal costs will total $0.4 million, therefore we recorded $0.6 million as a recovery of administration costs in the second quarter of 2007.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Other than the adoption of FIN 48 related to accounting for uncertainty in income taxes disclosed earlier, during the nine months ended September 30, 2007, we did not adopt any new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $21.7 million and goodwill of $30.2 million generated from our acquisition of AirLink in May 2007 and AirPrime in August 2003.  Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

We assessed the realizability of goodwill related to the AirPrime reporting unit during the fourth quarter of 2006 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.  There was no impairment of goodwill in the first nine months of 2007 or 2006.

•                  Effective January 1, 2007, we have adopted the provisions of FIN 48 to account for and report income tax uncertainties.  Accordingly, we recognize and measure each tax position related to income tax positions subject to FASB Statement No. 109, “Accounting for Income Taxes” (“FAS No. 109”) taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured them according to the more likely than not threshold requirement in FIN 48.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 that has been subsequently adjusted as a result of changes in our assumptions used to estimate the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions, including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  As market conditions change, we will adjust our provision accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  Effective January 1, 2006, we recognize stock-based compensation expense for all stock-based compensation awards based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Under the fair value recognition provisions of FAS 123R, we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $31.2 million in the first nine months of 2007, compared to cash used by operating activities of $2.2 million in the same period of 2006.  The source of cash in operating activities in the first nine months of 2007 primarily resulted from net earnings of $21.0 million adjusted for non-cash items of $15.9 million and offset by changes in other operating assets and liabilities of $5.7 million.

Investing Activities

Cash used by investing activities was $23.8 million for the nine months ended September 30, 2007, compared to $13.3 million in the same period of 2006.  Cash used by investing activities in the first three quarters of 2007 was due primarily to the net cash used in the acquisition of AirLink of $12.1 million.  There was also a net use of cash to purchase short and long term investments, net of maturities, of $4.1 million, compared to $4.5 million in the same period of 2006.  Expenditures on fixed and intangible assets were $6.8 million and $0.8 million, respectively, for the nine months ended September 30, 2007, compared to $7.6 million and $1.3 million, respectively, in the same period of 2006.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was $2.8 million in the first three quarters of 2007, compared to $0.4 million in the same period of 2006.  The source of cash in the nine months ended September 30, 2007 was from the proceeds on the exercise of stock options of $3.9 million, compared to $1.2 million in the same period of 2006, offset by repayments of long-term debt of $0.5 million in the nine months ended September 30, 2007, compared to $0.9 million in the same period of 2006.  During 2007, cash used by financing activities included $0.6 million of deferred share issue costs, compared to nil in 2006.  These costs relate to the bought deal that raised gross proceeds of $85.1 million from the sale of 3.8 million common shares at a price of $22.40 per share that closed on October 2, 2007.

As of September 30, 2007, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  We believe our cash, cash equivalents and short and long term investments of $102.8 million, cash generated from operations and some of the proceeds from our common share offering completed after the end of the third quarter will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the fourth quarter of 2007 are expected to be primarily for research and development equipment, tooling, software licenses and patents.  However, we cannot assure that our actual cash requirements will not be greater than we currently expect.  On October 2, 2007, we closed a bought deal that raised gross proceeds of $85.1 million from the sale of 3.8 million common shares at a price of $22.40 per common share.  We expect that the proceeds from the offering will be used for general corporate purposes, working capital and potential future acquisitions.

The following table quantifies our future contractual obligations as of September 30, 2007:

Payments due in fiscal	Operating Leases

2007	$1,559
2008	3,296
2009	2,596
2010	2,586
2011	1,453
Thereafter	113
Total	$11,603

As of September 30, 2007, we had tax obligations for uncertain tax positions of $2.4 million.

We have entered into purchase commitments totaling approximately $101.4 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $101.4 million of product from certain contract manufacturers between October 2007 and December 2007.

Sources and Uses of Cash

We have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at September 30, 2007 was nil (2006 — nil).

We have obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions. At September 30, 2007, we had $8.6 million outstanding under these letters of credit, which approximates the fair value.

Our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments.   Our customers typically are under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We may have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments includes cash, short and long term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short and long term investments amounted to $102.8 million at September 30, 2007, compared to $87.0 million at December 31, 2006.

•                  Accounts receivable amounted to $69.1 million at September 30, 2007, compared to $57.4 million at December 31, 2006.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime.  At September 30, 2007, there were no borrowings under this facility.

•                  On October 2, 2007 we closed a bought deal that raised gross proceeds of $85.1 million from the sale of 3.8 million common shares at a price of $22.40 per share.

Market Risk Disclosure

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  As our business expands in Europe, we expect that we will be increasingly exposed to risks associated with the Euro. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

We have available funds and very little debt, accordingly, we have not been materially adversely affected by significant interest rate fluctuations.

Related Party Transactions

During the three months ended September 30, 2007, there were no material related party transactions.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting during the first nine months of 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eleven most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2006 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

	Quarter Ended
2007	March 31	June 30	Sept. 30

Revenue	$85,428	$107,379	$111,515
Cost of goods sold	62,111	78,383	78,446
Gross margin	23,317	28,996	33,069

Expenses:
Sales and marketing	4,097	4,923	5,963
Research and development	9,885	11,606	9,692
Administration	3,141	3,448	4,508
Amortization	668	889	1,271
	17,791	20,866	21,434
Earnings from operations	5,526	8,130	11,635
Other income	1,249	758	743
Income before income taxes	6,775	8,888	12,378
Income tax expense	1,518	2,218	3,343
Net earnings	$5,257	$6,670	$9,035

Earnings per share:
Basic	$0.20	$0.25	$0.33
Diluted	$0.20	$0.25	$0.33

Weighted average number of shares (in thousands):
Basic	25,720	26,405	27,355
Diluted	25,955	26,722	27,674

	Quarter Ended				Year
2006	March 31	June 30	Sept. 30	Dec. 31	2006

Revenue	$45,224	$55,223	$52,535	$68,303	$221,285
Cost of goods sold	28,567	36,366	36,651	50,524	152,108
Gross margin	16,657	18,857	15,884	17,779	69,177

Expenses:
Sales and marketing	3,750	3,726	2,820	3,418	13,714
Research and development	7,528	8,905	8,830	8,824	34,087
Administration	2,747	3,301	3,427	3,404	12,879
Amortization	759	748	697	705	2,909
	14,784	16,680	15,774	16,351	63,589
Earnings from operations	1,873	2,177	110	1,428	5,588
Other income	1,175	1,306	1,146	1,627	5,254
Earnings before income taxes	3,048	3,483	1,256	3,055	10,842
Income tax expense (recovery)	461	(287)	188	684	1,046
Net earnings	$2,587	$3,770	$1,068	$2,371	$9,796

Earnings per share:
Basic	$0.10	$0.15	$0.04	$0.09	$0.38
Diluted	$0.10	$0.15	$0.04	$0.09	$0.38

Weighted average number of shares (in thousands):
Basic	25,492	25,602	25,660	25,681	25,609
Diluted	25,736	25,959	25,874	25,856	25,857

	Quarter Ended				Year
2005	March 31	June 30	Sept. 30	Dec. 31	2005

Revenue	$20,180	$21,930	$27,474	$37,560	$107,144
Cost of goods sold	13,055	27,852	17,883	23,058	81,848
Gross margin	7,125	(5,922)	9,591	14,502	25,296

Expenses:
Sales and marketing	4,289	4,331	2,963	3,968	15,551
Research and development, net	7,261	7,399	7,864	7,841	30,365
Administration	2,935	3,892	2,435	1,556	10,818
Restructuring and other charges	—	4,926	—	329	5,255
Amortization	691	679	728	899	2,997
	15,176	21,227	13,990	14,593	64,986
Loss from operations	(8,051)	(27,149)	(4,399)	(91)	(39,690)
Other income	535	220	659	863	2,277
Earnings (loss) before income taxes	(7,516)	(26,929)	(3,740)	772	(37,413)
Income tax expense (recovery)	78	(222)	(662)	(139)	(945)
Net earnings (loss)	$(7,594)	$(26,707)	$(3,078)	$911	$(36,468)

Earnings (loss) per share:
Basic	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)
Diluted	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)

Weighted average number of shares (in thousands):
Basic	25,358	25,364	25,381	25,439	25,385
Diluted	25,358	25,364	25,381	26,111	25,385

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our quarterly results were as follows:

•                  Revenue in the first three quarters of 2007 increased significantly compared to the same period of 2006 as a result of sales of our new USB modems that began commercially shipping during the first half of 2007 as well as our UMTS/HSPA and CDMA EV-DO Rev A PC cards and embedded module products that began shipping during the last half of 2006.  Net earnings increased in the first nine months of 2007 due to increased revenue, stable margins and continued cost control relative to revenue.

•                  We completed the acquisition of AirLink on May 25, 2007, the results of which are included in our consolidated financial results from that date forward.  During the period from May 25, 2007 to September 30, 2007, AirLink contributed $13.0 million to revenue, at a 52.3% gross margin, and $2.7 million to operating earnings.

•                  Revenue in 2006 increased significantly compared to 2005 as a result of several new AirCard and embedded module product introductions and the expansion of our sales channels.  During 2006, gross margin declined as a result of increased product cost for our newer AirCard products, higher sales of lower margin embedded module products and lower sales of higher margin rugged mobile products.

•                  Revenues were lower during the four quarters of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet customer demand in the first quarter of 2005, and increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•                  Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005.  Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

Selected Annual Information

Years ended December 31,	2004	2005	2006

Revenue	$211,205	$107,144	$221,285
Net earnings (loss)	24,920	(36,468)	9,796
Diluted earnings (loss) per share	0.96	(1.44)	0.38
Total assets	215,594	173,980	211,608
Total current and long term portions of long term liabilities and obligations under capital lease	3,456	3,128	1,992

Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (‘forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed in our Annual Information Form, which may be found, on SEDAR at www.sedar.com and EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond the control of the Company.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products;

•                  The timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  The achievement of milestones related to our professional services contracts;

•                  The amount of inventory held by our channel partners;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible increased inventory levels;

•                  Concentration in our customer base;

•                  Possible delays or shortages in component supplies; and

•                  Possible product quality or factory yield issues that may increase our cost of goods sold.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Acquisitions of companies or technologies, including our acquisition of AirLink, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On May 25, 2007, we completed our acquisition of AirLink.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•    The incurrence of amortization expenses;

•            As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless communications industry is subject to rapid technological change, meaning that the wireless technology standards continually evolve, and there are frequent product introductions and short product life cycles.  The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our material customers could adversely affect our revenues and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues as we sell most of our products through network carriers, resellers and OEMs rather than directly to end user customers. Many of these carriers and resellers also sell products of our competitors.  Accordingly, our business and future success depends on our ability to build on existing relationships and establish and develop new relationships with network carriers and resellers.

In the three months ended September 30, 2007, three customers individually accounted for more than 10% of our revenue and, in the aggregate, these three customers represented 51% of our revenue. In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. In the year ended December 31, 2006, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented 40% of our revenue. If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products or suffers from business failure, our revenues and profitability could decline, perhaps materially.

In addition, our current customers purchase our products under stand-alone purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to restructure or take other actions and our share price may decline.

For the nine months ended September 30, 2007, our net earnings were $21.0 million.  For the year ended December 31, 2006, our net earnings were $9.8 million.  However, as a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in that year.  Our accumulated deficit at December 31, 2006 was $73.1 million. While we had earnings from operations for each of the two years ended December 31, 2004 and 2003, we incurred a loss from operations in each of the three fiscal years ended December 31, 2000, 2001 and 2002. Our ability to achieve and maintain profitability in the future will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products. While we have been profitable for eight sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preference and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We depend on a limited number of third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•    The absence of guaranteed manufacturing capacity;

•    Reduced control over delivery schedules, production yields and costs; and

•    Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in the Company taking a more aggressive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties, some such licenses provide us with certain pass through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. Given the rise in the Canadian dollar relative to the United States dollar, our operating results may continue to be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenue	$111,515	$52,535	$304,322	$152,982
Cost of goods sold	78,446	36,651	218,940	101,584
Gross margin	33,069	15,884	85,382	51,398

Expenses
Sales and marketing	5,963	2,820	14,983	10,296
Research and development	9,692	8,830	31,183	25,263
Administration	4,508	3,427	11,097	9,475
Amortization	1,271	697	2,828	2,204
	21,434	15,774	60,091	47,238
Earnings from operations	11,635	110	25,291	4,160

Other income	743	1,146	2,750	3,627
Earnings before income taxes	12,378	1,256	28,041	7,787
Income tax expense	3,343	188	7,079	362
Net earnings	9,035	1,068	20,962	7,425
Deficit, beginning of period	(61,134)	(76,500)	(73,061)	(82,857)
Deficit, end of period	$(52,099)	$(75,432)	$(52,099)	$(75,432)

Earnings per share for the period:
Basic	$0.33	$0.04	$0.79	$0.29
Diluted	$0.33	$0.04	$0.78	$0.29

Weighted average number of shares (in thousands)
Basic	27,355	25,660	26,509	25,585
Diluted	27,674	25,874	26,799	25,857

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Net earnings	$9,035	$1,068	$20,962	$7,425
Other comprehensive income
Unrealized gain on marketable securities	21	59	38	31
Comprehensive income	$9,056	$1,127	$21,000	$7,456

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	September 30,	December 31,
	2007	2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$56,584	$46,438
Short-term investments (note 4)	41,794	40,554
Accounts receivable, net of allowance for doubtful accounts of $2,078 (2006 — $1,567)	69,148	57,441
Inventories (note 5)	28,402	18,889
Deferred income taxes	1,503	118
Prepaid expenses	2,858	6,032
	200,289	169,472

Long-term investments (note 4)	4,394	—
Fixed assets	13,987	13,400
Intangible assets	21,658	9,892
Goodwill	30,152	18,409
Deferred income taxes	1,955	—
Other	565	435
	$273,000	$211,608

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$26,453	$16,608
Accrued liabilities	39,846	39,543
Deferred revenue and credits	754	633
Current portion of long-term liabilities (note 6)	576	847
	67,629	57,631

Long-term liabilities (note 6)	935	1,145
Deferred income taxes	4,900	—

Shareholders’ equity:
Share capital (note 7)	246,062	221,861
Additional paid-in capital	4,743	3,240
Warrants	1,538	1,538
Deficit	(52,099)	(73,061)
Accumulated other comprehensive loss	(708)	(746)
	199,536	152,832
	$273,000	$211,608

Contingencies (note 11)

Subsequent event (note 13)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Cash flows from operating activities:
Net earnings for the period	$9,035	$1,068	$20,962	$7,425
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Amortization	3,520	2,514	10,445	7,007
Stock-based compensation (note 8)	1,510	969	3,614	2,844
Tax benefit related to stock option deduction	635	114	635	114
Loss (gain) on disposal	—	(17)	(20)	14
Utilization of pre-acquisition tax losses	—	—	802	—
Deferred income taxes	373	—	414	—
Changes in operating assets and liabilities
Accounts receivable	(604)	(11,853)	(9,319)	(19,216)
Inventories	7,642	(8,340)	(5,906)	(24,692)
Prepaid expenses	1,292	911	3,641	2,677
Accounts payable	(11,716)	3,751	6,637	17,817
Accrued liabilities	2,787	6,775	(708)	3,650
Deferred revenue and credits	(241)	(212)	(24)	170
Net cash provided by (used in) operating activities	14,233	(4,320)	31,173	(2,190)

Cash flows from investing activities:
Business acquisition, net of cash acquired of $1,510 (note 3)	(264)	—	(12,157)	—
Proceeds on disposal	—	23	21	28
Purchase of fixed assets	(2,073)	(2,197)	(6,792)	(7,582)
Increase in intangible assets	(379)	(790)	(761)	(1,303)
Purchase of long-term investments	(4,310)	—	(4,310)	—
Purchase of short-term investments	(36,532)	(29,840)	(100,636)	(54,045)
Proceeds on maturity of short-term investments	13,922	9,478	100,796	49,569
Net cash used in investing activities	(29,636)	(23,326)	(23,839)	(13,333)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	1,309	23	3,858	1,172
Deferred financing costs	(565)	—	(565)	—
Increase (decrease) in long-term liabilities	16	(445)	(481)	(817)
Net cash provided by (used in) financing activities	760	(422)	2,812	355

Net increase (decrease) in cash and cash equivalents	(14,643)	(28,068)	10,146	(15,168)
Cash and cash equivalents, beginning of period	71,227	77,511	46,438	64,611
Cash and cash equivalents, end of period	$56,584	$49,443	$56,584	$49,443

See supplementary cash flow information (note 12)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2007 and 2006

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“US GAAP”) for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2006 Annual Report.

2.              Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except as described in note 2(c).

(a)         Principles of consolidation

Our interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (formerly AirPrime, Inc. and Sierra Wireless Data, Inc.), Sierra Wireless AirLink Solutions, Inc., Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL (dissolved June 12, 2006) and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)         Use of estimates

In preparing the financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, stock-based compensation and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)          Recent accounting pronouncements

Effective January 1, 2007, we adopted FASB Interpretation No. 48 entitled “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement method for the recognition of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance related to uncertain tax positions on the derecognition, measurement (according to the more likely than not criterion), classification, interest and penalties, accounting in interim periods and disclosure. We have evaluated all tax positions in accordance with FIN 48, and have concluded that there is no impact to our opening deficit.  Refer to Note 10 for additional disclosure.

In February 2007, FASB issued SFAS No. 159 entitled “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“FAS No. 159”).  FAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements.  Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.  FAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The impact, if any, that FAS No. 159 will have on our consolidated financial statements is not yet determinable.

3.              Acquisition of AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  We subsequently changed the name of AirLink to Sierra Wireless AirLink Solutions, Inc. The results of AirLink have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price was $31,264, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and costs related to the acquisition of $1,667.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  As we are in the process of obtaining third party valuations of certain intangible assets, the purchase price allocation is preliminary and therefore is subject to change.  We expect to have a final allocation by the end of the fourth quarter.

Current assets	$10,210
Property and equipment	251
Intangible assets	15,000
Goodwill	12,545
Deferred income tax	2,871
Total assets acquired	$40,877

Current liabilities	4,363
Deferred income tax	5,250

Net assets acquired	$31,264

The following table presents details of the purchased intangible assets:

	Estimated Useful	Amount
	Life (in years)
Intellectual property	5	$2,850
Customer relationships	5	12,150
Total purchased intangible assets		$15,000

The following pro forma information presents the operating results of the Company by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2006.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January, 2006 or that may be obtained in the future.  If the acquisition of AirLink had occurred as of January 1, 2006, the pro forma operating results would have been as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenue	$111,515	$58,220	$315,752	$167,972
Net earnings	9,490	1,600	20,418	7,263
Diluted earnings per share	$0.33	$0.06	$0.73	$0.27

4.              Investments

Investments, all of which are classified as available-for-sale, are comprised as follows:

	Short-term		Long-term
	Sept. 30,	Dec 31,	Sept. 30,	Dec 31,
	2007	2006	2007	2006
Government treasury bills and securities	$35,508	$19,995	$—	$—
Government bonds	6,286	2,522	4,394	—
Commercial paper	—	18,037	—	—
	$41,794	$40,554	$4,394	$—

5.              Inventories

	Sept. 30,	Dec. 31,
	2007	2006
Electronic components	$13,025	$7,511
Finished goods	15,377	11,378
	$28,402	$18,889

6.              Restructuring and Other Charges

In June 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets.  During 2005, we incurred restructuring and other charges of $18,485 associated with the writedown of inventory, fixed and intangible assets impairments, workforce reductions, royalty commitment provisions, charges related to excess facilities and other assets, and an increase to our deferred tax asset valuation allowance.

For the three months ended September 30, 2007, we increased the facilities restructuring provision by $165, to reflect a change in estimate of the future operating expenses and the foreign exchange loss on the Canadian dollar denominated liability.

The following table summarizes the changes in the provision for restructuring and other changes for the three and nine months ended September 30, 2007 and the balance of the provision as at September 30, 2007.

		Inventory	Facilities
	Total	Provision	Restructuring
Balance at December 31, 2006	$2,252	$266	$1,986
Cash payments	(174)	—	(174)
Decrease in facilities accrual	(332)	—	(332)
Balance at March 31, 2007	1,746	266	1,480
Cash payments	(218)	—	(218)
Increase in facilities accrual	232	—	232
Balance at June 30, 2007	1,760	266	1,494
Cash payments	(414)	(266)	(148)
Increase in facilities accrual	165	—	165
Balance at September 30, 2007	$1,511	$—	$1,511

The current and long-term portions of long-term liabilities include the facilities restructuring of $576 (December 31, 2006 — $841) and $935 (December 31, 2006  —  $1,145), respectively.

7.              Share Capital

Common shares

Changes in the issued and outstanding common shares are as follows:

	Number of
	Shares	Amount
Balance at December 31, 2006	25,708,331	$221,861
Stock option exercises	26,052	227
Balance at March 31, 2007	25,734,383	222,088
Issued for acquisition (note 3)	1,309,880	17,597
Stock option exercises	293,955	4,209
Balance at June 30, 2007	27,338,218	243,894
Stock option exercises	118,946	2,168
Balance at September 30, 2007	27,457,164	$246,062

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that after April 2005 no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the Plan without the Company first obtaining shareholder approval. Based on the number of shares outstanding as at September 30, 2007, stock options exercisable into 743,356 common shares are available for future allocation under the Plan. Since the amendment to the Plan, 995,700 common shares have been added to the number of common shares currently available for issue under the Plan, which are to be applied against the limit of 1,600,000 common shares.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year or a ten-year term. Since February 1999, options have been granted with a five-year term.

Stock option activity since December 31, 2006 is presented below:

				Weighted Average
	Number of	Weighted Average		Remaining	Aggregate Intrinsic
	Shares	Exercise Price		Contractual Life	Value (‘000s)
		Cdn.$	U.S.$	In Years	Cdn.$	U.S.$
Outstanding, December 31, 2006	1,971,772	$16.64	$14.22	2.8	$6,530	$5,581
Exercised	(26,052)	5.94	5.07		291	248
Forfeited or expired	(84,454)	25.84	22.02
Outstanding, March 31, 2007	1,861,266	16.29	14.17	2.7	8,480	7,374
Granted	565,650	20.60	18.56
Exercised	(293,955)	9.03	8.13		3,740	3,369
Forfeited or expired	(15,262)	20.19	18.19
Outstanding, June 30, 2007	2,117,699	17.86	16.85	3.2	19,929	18,801
Granted	16,000	26.02	24.55
Exercised	(118,946)	11.66	11.00		1,365	1,288
Forfeited or expired	(12,393)	26.77	25.25
Outstanding, September 30, 2007	2,002,360	17.77	17.77	3.0	9,332	9,332

Exercisable, December 31, 2006	1,023,246	18.06	15.43		3,884	3,320
Exercisable, March 31, 2007	1,108,956	17.17	14.93		5,211	4,531
Exercisable, June 30, 2007	905,637	19.01	17.94		8,210	7,745
Exercisable, September 30, 2007	873,692	19.14	19.14		4,332	4,332

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options exercised during the three and nine months ended September 30, 2006 was $2,097 and $54 respectively.

Restricted stock plans

During the second quarter of 2007, we established non-vested restricted stock plans for U.S. and Canadian and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees will purchase the common shares over the facilities of the TSX and Nasdaq.  As at September 30, 2007, the purchase of 160,500 shares related to the RSUs granted during 2007 was outstanding.  The Company is the primary beneficiary of the trusts, and accordingly, the trusts are variable interest entities and will be included in our consolidated financial results in accordance with FASB Interpretation No. 46 entitled “Consolidation of Variable Interest Entities” (“FIN 46”).

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs will be settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.  During the second quarter of 2007, 110,500 RSUs were granted at fair market value on the date of grant at Cdn.$20.78 or $18.81 per unit.  During the third quarter of 2007, 50,000 RSUs were granted at fair market value on the date of grant at $21.04 per unit.  At September 30, 2007 the RSUs had an intrinsic value of $124.  The weighted average remaining contractual life of the RSUs is 2.68 years.

8.              Stock-based Compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations for the non-vested share awards related to the stock option and restricted stock plans as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Cost of goods sold	$139	$96	$341	$285
Sales and marketing	287	(230)	614	370
Research and development	271	189	684	560
Administration	813	914	1,975	1,629
	$1,510	$969	$3,614	$2,844

As of September 30, 2007, the unrecognized compensation costs related to non-vested stock options and RSUs were $9,877 and $2,607, respectively, which are expected to be recognized over weighted average periods of 1.50 and 1.45 years, respectively.

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  Accordingly, the weighted-average fair value of RSUs granted during the three and nine months ended September 30, 2007 was $21.04 per unit and $19.50 per unit.  The expense recognized in our consolidated statement of operations for the three and nine months ended September 30, 2007 was $227 and $324, respectively (2006 — nil and nil).

We calculate the fair value of stock options granted under the provisions of FAS No. 123R using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted during the three and nine months ended September 30, 2007 was $12.56 and $9.84, respectively (2006 - $7.37 and $8.00).  The following assumptions were used in these calculations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Expected dividend yield	—	—	—	—
Expected stock price volatility	62%	73%	64%	77%
Risk-free interest rate	4.53%	4.26%	4.36%	4.23%
Expected life of options	4 years	4 years	4 years	4 years

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

Under FAS No.123R, stock-based compensation is recognized based on awards expected to vest and is reduced for estimated forfeitures. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ.

9.              Financial Instruments

We have obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  At September 30, 2007, we had $8,584 (December 31, 2006 - $3,237) outstanding under the letters of credit, which approximates their fair value.

10.       Income Taxes

In accordance with FIN 48, we have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at the beginning of 2007 were $2,240.  This was increased in the three and nine months ended September 30, 2007 by nil and $125, respectively, resulting in unrecognized tax benefits of $2,365 as at September 30, 2007.  Of this total, $1,688 (January 1, 2007 — $623) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.

We recognize potential interest and penalties related to income tax matters in income tax expense.  During the three and nine months ended September 30, 2007, we recorded nil and $25 for interest and penalties.  We had accrued $188 for potential interest and penalties as at January 1, 2007.

Tax years ranging from 2001 to 2006 remain subject to examination in Canada, United States, United Kingdom and Hong Kong.

11.       Contingencies

(a)  Contingent liability on sale of products

(i)                   Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)                We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)             Under certain research and development funding agreements, we are contingently liable to repay up to $3,167.  Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)            Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the three and nine months ended September 30, 2007 and 2006, we claimed nil. During the three and nine months ended September 30, 2007, we accrued the repayment of $1,051 and $2,855 (2006 — $464 and $1,353) in research and development expense. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants are exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. As of September 30, 2007, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement is effective April 2003.  As no further TPC funding is anticipated given the termination of the Voq professional phone initiative in the second quarter of 2005, there were no claims during the first nine months of 2007 or 2006.  During the three and nine months ended September 30, 2007, we accrued the repayment of $11 and $26 (2006 — $3 and $10) in research and development expense.  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.  No cash repayments were made in the three and nine months ended September 30, 2007 (2006 — nil and nil).

(v)               We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2006	$2,605
Provisions	1,218
Expenditures	(721)
Balance, March 31, 2007	3,102
Provisions	1,346
Acquired provision (note 3)	142
Expenditures	(939)
Balance, June 30, 2007	3,651
Provisions	849
Adjustment to acquired provision (note 3)	39
Expenditures	(243)
Balance, September 30, 2007	$4,296

(b) Other commitments

We have entered into purchase commitments totaling approximately $101,414 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October 2007 and December 2007.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)     Legal proceedings

(i)                  Sierra Wireless America, Inc., as successor to AirPrime, Inc., was named as a defendant in a class action complaint, filed in the U.S. District Court for the Central District of California, for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The settlement of this litigation was approved by the court in February 2007 and the appeal period, in respect of such decision, has expired.  The settlement was recorded in the first quarter of 2007 and had no net effect on our income statement.

(ii)               The Company and certain of its current and former officers were named as defendants in several class action complaints for alleged violations of federal securities laws which were consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York.  The defendants filed a motion to dismiss on April 7, 2006 and on May 15, 2007 the court dismissed the complaints in their entirety.  The appeal period, in respect of such decision, has expired.  This litigation is concluded. During 2005, we determined that it was probable that the legal costs related to these complaints might exceed our policy retention amount of $1.0 million.  Accordingly, we expensed $1.0 million in 2005.  We expect that our legal costs will total $0.4 million, therefore we recorded $0.6 million as a recovery of administration costs in the second quarter of 2007.

(iii)       We are engaged in certain other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

12.       Supplementary Information

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Cash received for
Interest	$998	$870	$3,408	$3,367
Income taxes	9	—	9	—
Cash paid for
Interest	—	11	—	18
Income taxes	2,047	75	2,363	165
Non-cash investing activity
Issuance of common shares on acquisition (note 3)	—	—	17,597	—

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  The approximate sales to the significant channels are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Customer A	$23,718	$15,839	$68,177	$47,219
Customer B	16,429	9,378	65,324	21,665
Customer C	16,427	Less than 10%	34,999	Less than 10%

13.       Subsequent Event

On September 19, 2007, we announced a bought deal to raise gross proceeds of $78.4 million from the sale of 3,500,000 common shares in the United States and Canada at a price of $22.40 per share (the “Offering”).  We granted the underwriters an option to purchase up to an additional 525,000 common shares at the offering price during the period ending 30 days from the closing of the Offering.   The Offering closed on October 2, 2007, subsequent to the third quarter.  Under the Offering, we sold 3,800,000 common shares from treasury, which included 300,000 shares issuable upon the exercise by the underwriters of the over-allotment option.  Gross proceeds of this offering were $85.1 million. We expect to use the net proceeds from the Offering for general corporate purposes, working capital and potential future acquisitions.